Bed Bath & Beyond	650 Liberty Avenue
Union, NJ 07083

May 9, 2006

Mr. George F. Ohsiek, Jr.
Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Ohsiek:

In further response to the Company’s letter dated March 17, 2006, please be advised the Company has additionally revised its proposed wording to disclose the change in sales returns as a percentage of sales in order to provide the reader more information as to the level of volatility in its sales returns activity. The Company believes that this revised disclosure included within its revenue recognition policy footnote meets all material aspects of Rules 5-04 and 12-09 of Regulation S-X.

Please note, as reflected in the Company’s last 3 Form 10-Q filings, the Company has not considered its sales returns reserve to be a critical accounting policy.

PROPOSED DISCLOSURE:

Sales returns are provided for in the period that the related sales are recorded based on historical experience. The estimate for sales returns has not varied materially from historical provisions. From fiscal 2004 to fiscal 2005, returns as a percentage of sales decreased by 0.2%. From fiscal 2003 to fiscal 2004, returns as a percentage of sales decreased by 0.2%. In the future, if the Company concludes that an adjustment to the sales returns accrual is required due to material changes in the returns activity, the reserve will be adjusted accordingly.

For fiscal 2005, 2004 and 2003, the beginning balance for the reserve for sales returns was $11.9 million, $10.7 million and $8.9 million, respectively, the provision for sales returns was $1.4 million, $1.2 million and $1.3 million, respectively, and no deductions were made to the reserve for sales returns. In fiscal 2003, a reserve of approximately $0.5 million was assumed in the acquisition of CTS. As of February 25, 2006, February 26, 2005 and February 28, 2004, the reserve for sales returns was $13.3 million, $11.9 million and $10.7 million, respectively.

We recognize that if there is a request under the Freedom of Information Act related to the Staff comment letter or the Company’s responses, the Staff will contact the Company and provide it an opportunity to discuss the matter with the Staff prior to any release of information under the Freedom of Information Act.

This response letter is being provided as a correspondence file on EDGAR.

Sincerely,

By:	/s/ Eugene A. Castagna
Eugene A. Castagna
Chief Financial Officer and Treasurer